Filed Pursuant to Rule 433

Registration Statement No. 333-202524

AUTOCALLABLE MARKET-LINKED STEP UP NOTES

	Autocallable Market-Linked Step Up Notes Linked to the EURO STOXX 50® Index	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Issuer	HSBC USA Inc. (“HSBC”)
Principal Amount	$10.00 per unit
Term	Approximately five years, if not called
Market Measure	EURO STOXX 50® Index (Bloomberg symbol: “SX5E”)
Automatic Call	The notes will be called automatically on any Observation Date if the closing level of the Market Measure is equal to or greater than the Call Level
Call Level	100% of the Starting Value
Observation Dates	Approximately one year, two years, three years and four years from the pricing date
Call Amount	[$11.00 to $11.10] if called on the first Observation Date, [$12.00 to $12.20] if called on the second Observation Date, [$13.00 to $13.30] if called on the third Observation Date, and [$14.00 to $14.40] if called on the fourth Observation Date. The Call Amounts will be determined on the pricing date
Payout Profile at Maturity

• If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment

• If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure

• 1-to-1 downside exposure to decreases in the Market Measure , with up to 100% of the principal amount at risk

Step Up Value	150% of the Starting Value
Step Up Payment	$5 per unit, a 50% return over the principal amount
Threshold Value	100% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes, are willing to take full downside risk and forgo interim interest payments, and are willing to have their notes called prior to maturity.
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/83246/000114420415070097/v426632_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	If your notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.

•	Payments on the notes, including repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	The estimated initial value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
•	If the notes are called, your investment return is limited to the return represented by the applicable Call Premium.
•	You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
•	Your return on the notes may be affected by factors affecting the international securities markets, specifically changes within the Eurozone. The Eurozone is and has been undergoing severe financial stress, and the political, legal and regulatory ramifications are impossible to predict. Changes within the Eurozone could adversely affect the performance of the Index and, consequently, the value of the notes. In addition, you will not obtain the benefit of any increase in the value of the euro against the U.S. dollar, which you would have received if you had owned the securities in the Index during the term of your notes, although the level of the Index may be adversely affected by general exchange rate movements in the market.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

HSBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for each of the offerings to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and these offerings. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HSBC, any agent, or any dealer participating in these offerings will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.